04001370

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECD S.E.C.
JAN - 6 2004
626

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-41788

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Philadelphia Brokerage Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

992 Old Eagle School Road, Suite 915
(No. and Street)

Wayne (City) Pennsylvania (State) 19087 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin F. Hamilton (610) 975-9990
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Barbacane, Thornton & Company
(Name – *if individual, state last, first, middle name*)

202 Bancroft Bldg., 3411 Silverside Rd, Wilmington, DE 19810
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 07 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kevin F. Hamilton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Philadelphia Brokerage Corp., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notarial Seal
Florence M. Jeffery, Notary Public
Tredyffrin Twp., Chester County
My Commission Expires Apr. 19, 2004

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PHILADELPHIA BROKERAGE CORP.
Balance Sheet
as of November 30, 2003

ASSETS

Current Assets		
Cash In Bryn Mawr	$ 257,442.73	
Clearing Deposits	125,000.00	
Comm. Rec. - Clearing B/D	70,514.36	
Accounts Receivable	11,550.52	
Securities Owned	69,873.70	
Restricted Inventory	852,230.82	
Total Current Assets		$ 1,386,612.13
Other Assets		
Prepaid Expenses	448.42	
Deposits	8,933.96	
Total Other Assets		9,382.38
Fixed Assets		
Furniture and Fixtures	66,573.72	
Equipment	51,706.71	
Accum. Dep. Furniture & Fixt.	(52,830.62)	
Accum. Dep. - Equipment	(51,706.71)	
Net Fixed Assets		13,743.10
Total Assets		$ 1,409,737.61

PHILADELPHIA BROKERAGE CORP.
Balance Sheet
as of November 30, 2003

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities		
Commissions Payable	$ 118,775.27	
Accrued Expenses	8,750.00	
Payable Clearing	4,207.18	
Total Current Liabilities		$ 131,732.45
Total Liabilities		131,732.45
Equity		
Common Stock	7,500.00	
Additional Paid in Capital	333,180.48	
Retained Earnings	(6,463.13)	
Draw Against Distribution	(125,040.66)	
Profit & Loss (Ytd)	1,068,828.47	
Total Equity		1,278,005.16
Total Liabilities & Equity		$ 1,409,737.61

PHILADELPHIA BROKERAGE CORP.

STATEMENT OF NET CAPITAL
PURSUANT TO SEC RULE 15C3-1

AS OF

11/30/03

TOTAL ASSETS	$ 1,409,738
LESS TOTAL LIABILITIES	131,732
NET WORTH	1,278,006
ADD SUBORDINATED LOANS	0
ADJUSTED NET WORTH	1,278,006
LESS NON-ALLOWABLE ASSETS	886,907
CURRENT CAPITAL	391,099
LESS HAIRCUTS	0
NET CAPITAL	391,099
REQUIRED NET CAPITAL	50,000
EXCESS NET CAPITAL	$ 341,099
AGGREGATE INDEBTEDNESS	$ 131,732
AGGREGATE INDEBTEDNESS TO NET CAPITAL	34.00%

PHILADELPHIA BROKERAGE CORP.
HAIRCUT ANALYSIS
AS OF
11/30/03

POSITION

SECURITIES SUBJECT TO 40% H.C.

LONG	$	0.00
SHORT	$	0.00

SECURITIES SUBJECT TO 15% H.C.

LONG	$	0.00
SHORT	$	0.00
TNC =	$	391,099.00

HAIRCUTS:

1.- 40% H.C.

LONG $	0.00	X 40%	$	0.00
SHORT $	0.00	X 40%	$	0.00

2.- 15% H.C. ON THE GREATER OF THE LONG OR SHORT

LONG $	0.00	X 15%	$	0.00

EXCESS HAIRCUT:

THE LESSER OF LONG OR SHORT		$	0.00		
LESS 25% OF THE GREATER OF THE LONG OR SHORT POSITION		($	0.00)		
EXCESS	15% X	$	0.00	$	0.00

UNDUE CONCENTRATION: (based on 10.00% TNC)

ANY SECURITY >500 SHARES & > $ 39,109.90

STOCK VAL.	$0.00	100% H.C.	UNDUE CONC.		
TOTAL OF UNDUE CONCENTRATION				$	0.00

OTHER HAIRCUT:

TYPE	BALANCE	HAIRCUT	SUBTOTAL		
PRIME FUNDS	$ 69,873.70	0.00% $	0.00		
TOTAL OF OTHER HAIRCUT				$	0.00
TOTAL HAIRCUT				$	0.00

PHILADELPHIA BROKERAGE CORP.

SCHEDULE OF NON-ALLOWABLE ASSETS
AS OF
11/30/03

ACCOUNT NAME	AMOUNT
Accounts Receivable	$ 11,550.52
Prepaid Expenses	448.42
Restricted Inventory	852,230.82
Furniture & Fixtures	66,573.72
Accum. Dep. Furniture & Fixt.	< 52,830.62>
Office Equipment	51,706.71
Accum. Dep. - Equipment	< 51,706.71>
Deposits	8,933.96
TOTAL NON-ALLOWABLE ASSETS	$ 886,906.82

PHILADELPHIA BROKERAGE CORP.

SCHEDULE OF AGGREGATE INDEBTEDNESS
AS OF
11/30/03

ACCOUNT NAME	AMOUNT
Commissions Payable	$ 118,775.27
Broker's Payable	4,207.18
Accrued Expenses	8,750.00
TOTAL AGGREGATE INDEBTEDNESS	$ 131,732.45